

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2024

Enrique Klix
Chief Executive Officers
Integral Acquisition Corp 1
11330 Avenue of the Americas
23rd Floor
New York, NY 10019

      Re: Integral Acquisition Corp 1
           Preliminary Proxy Statement on Schedule 14A
           Filed September 20, 2024
           File No. 001-41006

Dear Enrique Klix:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Jonathan Deblinger, Esq.